UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 6, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated December 6, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES $180 MILLION INCREASE
TO SHARE REPURCHASE PROGRAM

Nassau, The Bahamas, December 6, 2005 – Teekay Shipping Corporation (Teekay or the Company) today announced that its Board of Directors has authorized a $180 million increase to the existing share repurchase program.

“In light of the proceeds received from the recent sale of three Suezmaxes to our subsidiary, Teekay LNG Partners L.P. and the high cash flow being generated by the Company at present, the Board has approved a further increase to the share repurchase program,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer.  “In addition, the Board views Teekay’s shares as attractively valued thus, increasing the existing share repurchase program is the appropriate method of returning cash to shareholders at this time.”

Since the end of November 2004, when Teekay announced the authorization of its first share repurchase program, the Company has repurchased approximately $555 million, or 15.5% of its outstanding shares. With $49 million remaining under the existing share repurchase program, the $180 million increase announced today results in a total remaining share repurchase authorization of approximately $229 million. If the remaining $229 million repurchase program is completed at an average price of $42.91 per share (Teekay’s closing share price on December 5, 2005), the Company will have repurchased a total of approximately $784 million, or approximately 22%, of its outstanding shares since November 2004.

Shares are expected to be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased will be dependent on market conditions.

About Teekay Shipping Corporation

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of more than 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com